February 9, 2015

VIA EDGAR

Sandra B. Hunter

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Canada

Registration Statement under Schedule B

Filed December 11, 2014

File No. 333-200852

Form 18-K for Fiscal Year Ended March 31, 2014

Filed December 8, 2014

File No. 033-05368

Dear Ms. Hunter:

We have received your comment letter (the “Comment Letter”) dated January 7, 2015 related to the Registration Statement under Schedule B filed by Canada on December 11, 2014 and Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2014 filed by Canada on December 8, 2014. On February 3, 2015, Canada responded to the Comment Letter and filed its response as correspondence with the U.S. Securities and Exchange Commission (the “SEC”) via EDGAR. In addition, on February 5, 2015, Mr. Denaro had a phone conversation with Ms. Hunter of the SEC, during which the Staff reissued comment 7 contained in the Comment Letter. This letter contains Canada’s updated response to comment 7. Where Canada has provided edited disclosure in its response, material proposed to be added is underlined and material proposed to be deleted is indicated in strikethrough.

Form 18-K for Fiscal Year Ended March 31, 2014

Exhibit 99.D

The Canadian Economy, page 6

7.	We note the Bank of Canada’s recent statement that home prices may be overvalued by as much as 30 percent. Please revise your disclosure to elaborate on any associated risks to the economy, to the extent relevant.

While there is uncertainty associated with identifying and evaluating the appropriate measures of housing price valuation, in response to the Staff’s comment, the title of the section on page 9 will be renamed as “Economic Developments and Main Risks to the Economy” and the following two paragraphs will be added on the bottom of page 9:

“The key risks to the Canadian economic outlook are to a large extent external to the Canadian economy and relate to the weak and uncertain global growth. Moreover, as a net exporter of oil, the recent decline in global commodity prices has

Sandra B. Hunter

U.S. Securities and Exchange Commission

February 9, 2015

negative implications for Canada’s economy, with some regions and industries more affected than others. On the upside, the U.S. remains a net importer of crude oil, and lower prices will on balance result in stronger U.S. economic growth. The U.S. remains the destination for more than 70% of Canada’s exports and therefore Canada will benefit from stronger U.S. demand. Additionally, the lower Canadian dollar that has accompanied lower oil prices will provide a further boost to Canadian exports.

On the domestic front, the main risk to the outlook is the exposure of Canadian households to elevated levels of debt. Although household debt accumulation has moderated recently, the household debt-to-disposable income ratio stood at the historical record high level of 162.6% as of the third quarter of 2014. In the event of a significant negative external shock resulting in higher unemployment, Canadian consumers would likely cut back spending to a greater degree than if they had lower debt levels, which would restrain real GDP growth. Given the ongoing low interest rate environment, stronger-than-expected underlying momentum in housing market activity could translate into further debt accumulation which could increase the risk surrounding a negative external shock on Canadian households. Since the beginning of 2010, the national average home resale price has increased approximately 21%, and over the past two years the average annual growth rate in the housing resale price measured 5.4% — exceeding the same period average annual growth rate of household disposable income. A negative shock resulting in higher unemployment or lower household incomes would reduce the ability of highly indebted households to service their debt, which could have an adverse effect on housing prices. A decline in housing prices would, again, have a negative impact on the financial position of households. However, as noted by the International Monetary Fund (IMF), the macro-prudential measures introduced by the government over the past few years have been effective in moderating the pace of household debt accumulation and cooling off the housing market.”

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Canada acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sandra B. Hunter

U.S. Securities and Exchange Commission

February 9, 2015

We thank the Staff for its attention to Canada’s submission and we look forward to hearing from you regarding our response. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-530-5431.

Very truly yours,

/s/ Paul E. Denaro
Paul E. Denaro